UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of $8 Million Best Efforts Offering

On June 13, 2025, Chanson International Holding (the “Company”) priced a best efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of $8 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 16,000,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $0.50 per Unit.

Each of the Series A Warrants and the Series B Warrants will have an exercise price of $0.525 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Both Series A and Series B Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. The maximum number of Class A Ordinary Shares issuable upon cashless exercise is 16,000,000 for the Series A Warrants and 16,000,000 for the Series B Warrants. Additionally, holders of Series B Warrants may effect a “zero exercise price option,” under which up to 75,000,000 Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant will be equal to the price per share minus $0.0001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-287404), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2025 and declared effective by the SEC on June 12, 2025.

On June 13, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 7.5% of the gross proceeds in the offering, a non-accountable expenses allowance of 1% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company, its directors, executive officers, and beneficial owners of 5% or more of our outstanding Class A Ordinary Shares entered into lock-up agreements. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Ordinary Shares or Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) or securities convertible into, or exchangeable or exercisable for, our Class A Ordinary Shares or Class B Ordinary Shares for 90 days from the closing date of the offering without the prior consent of the Placement Agent.

On June 13, 2025, the Company issued a press release announcing the pricing of the offering.

The offering was closed on June 16, 2025. The Company intends to use the net proceeds from the offering to open new stores in China and in the U.S., and the specific allocation of net proceeds to each market will be based on market conditions.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of the Series A Warrants, (iii) form of the Series B Warrants, (iv) form of the Securities Purchase Agreement, (v) the Placement Agency Agreement, and (vi) the press release on June 13, 2025, are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement, dated June 13, 2025
10.2	Placement Agency Agreement, dated June 13, 2025
99.1	Press Release, dated June 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: June 18, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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